SIMPSON THACHER & BARTLETT


A PARTNERSHIP WHICH INCLUDES PROFESSIONAL CORPORATIONS
MEMORANDUM TO THE DIRECTORS OF MUNICIPAL ADVANTAGE FUND INC.


	As you know, the Fund is organized as a Maryland corporation. The Maryland General Corporation Law (the "MGCL") was recently amended to make changes which are intended to modernize Maryland corporate law. This memorandum summarizes certain of these changes. At the Board meeting to be held on September 8, 1997, you will be asked to consider adoption of proposed amendments to the Fund's By-Laws that are required to implement these changes.

	1.	Increase the Percentage of Stockholder Voting Power Required
 to Call a Special Meeting of Stockholders. The Fund's By-Laws currently provide, as formerly required by the MGCL, that the Fund call a special stockholders' meeting on the written request of stockholders entitled to cast at least 25 percent of the votes. However, the quorum to hold such a meeting is a majority of stockholders entitled to vote. Thus, fewer than a quorum of the stockholders could force the Fund to expend the time and money to call a meeting without any assurance that a quorum of stockholders would attend and that the meeting would be held. Given the Fund's relatively small size, the impact of an expensive proxy solicitation process on the expense ratio could be significant. Under the amended MGCL, the Fund's By-Laws may require a higher or lower percentage of votes to be cast in order to call a special stockholders' meeting, so long as that percentage is not more than a majority. The proposed amendments to the By-Laws would increase the requisite percentage to a majority.

	We would also note that, under Delaware law, stockholders may be completely precluded from calling a stockholders' meeting, and many Delaware corporations include such a provision in their charter.

	2.	Reduce the Minimum Permissible Board Committee Size.
The Fund's By-Laws, consistent with the old Maryland law, permit the Board of Directors of the Fund to appoint a committee so long as that committee has at least two directors. Under the amended MGCL, the Board may appoint a committee composed of a single director. This change would provide the Fund with added flexibility in operational matters. The actual size of the committee could always be more than one director and would be determined at the time the Board creates the committee.

	There are a number of other recent revisions to the MGCL which the Fund can take advantage of without having to amend its By-Laws. For example, the MGCL now permits a Board to delegate to a board committee (including a committee of one) the power to authorize any distributions to stockholders that are not dividends, including stock buy-backs and other distributions or payments. In addition, the Board can delegate certain stock issuance powers to a Board committee. Since the Fund's By-Laws currently allow delegation "to the extent permitted by law", no changes are necessary to permit the Fund to avail itself of these provisions.

 	Attached to this memo are the relevant sections from the Fund's By-Laws marked to reflect the changes necessary to increase the percentage of stockholder voting power required to call a special meeting and to permit
Board committees composed of a single director.

	Under our interpretation of the U.S. federal securities laws, these changes need to be disclosed to the Fund's stockholders.  Accordingly, if the Board adopts these changes, we would suggest that the Fund's next annual shareholder report, dated as of October 31, 1997, include a brief summary of these changes.
We propose that language along the following lines be included:

		"In response to recent amendments to Maryland corporate law, the Board of Directors reviewed various corporate governance provisions in the Fund's By-Laws and approved amendments to the Fund's By-Laws to (1) increase the percentage of stockholder voting power that is required to call a special meeting of its stockholders to a majority of the votes entitled to be cast at the meeting and (2) reduce the minimum permissible board committee size to one director."

	Please call Sarah E. Cogan (212-455-3575) or Cynthia Cobden (212-455-2659) if you have any questions about this memorandum.



					SIMPSON THACHER & BARTLETT
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